

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
FEB 2 9 2008
603

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 51517

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/07__ AND ENDING __12/31/07__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **TRANS WORLD SECURITIES LLC**

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

6724 LAKESHORE ROAD
(No. and Street)

CICERO	NY	13039
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT·IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRIMALDI & NELKIN CPAs, PLLC
(Name – if individual, state last, first, middle name)

650 JAMES STREET	SYRACUSE	NY	13203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, __OVADIA AVRAHAM__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __TRANS WORLD SECURITIES LLC__ , as of __DECEMBER 31__ , 20 __07__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

GLORIA A. TAYLOR
Notary Public in the State of New York
Qualified in Onondaga County, No. 01TA6016175
My Commission Expires November 16, 20/0

_____
Signature

_____
Notary Public

_____
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRANS WORLD SECURITIES LLC

FINANCIAL STATEMENTS

Year Ended December 31, 2007

TABLE OF CONTENTS

TRANS WORLD SECURITIES LLC



Grimaldi & Nelkin
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

INDEPENDENT AUDITORS' REPORT

Board of Directors of
Trans World Securities LLC
Cicero, New York

We have audited the accompanying statement of financial condition of **TRANS WORLD SECURITIES LLC** as of December 31, 2007, and the related statements of income and changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **TRANS WORLD SECURITIES LLC** as of December 31, 2007 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GRIMALDI & NELKIN
CERTIFIED PUBLIC ACCOUNTANTS, P.L.L.C.
February 14, 2008

650 James Street, Syracuse, New York 13203 ■ Tel 315.472.1040 ■ Fax 315.472.1099 ■ www.grimaldicpa.com

Members of: ■ American Institute of Certified Public Accountants ■ NYS Society of Certified Public Accountants ■ AICPA Private Companies Practice Section

ENTERPRISE NETWORK
WORLDWIDE

TRANS WORLD SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

Cash	$	51,076
Commissions receivable		1,938
Prepaid expenses		1,188
Securities owned, non-marketable, at fair value		14,847
Furniture and equipment, at cost, less accumulated depreciation of $5,799		-
TOTAL ASSETS	$	69,049

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable, accrued expenses and other liabilities	$	4,200
Total liabilities		4,200
MEMBER'S EQUITY		64,848
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	69,048

The accompanying notes are an integral part of these financial statements.

TRANS WORLD SECURITIES LLC
STATEMENT OF INCOME AND CHANGES
IN MEMBER'S EQUITY
For the Year Ended December 31, 2007

REVENUE		
Commissions	$	84,685
Unrealized gains on securities owned, non-marketable		11,547
Other income		35,000
Total revenue		131,232
EXPENSES		
Other operating expenses		7,256
Total expenses		7,256
NET INCOME		123,976
MEMBER'S EQUITY - BEGINNING OF YEAR		19,872
MEMBER'S DISTRIBUTIONS		(79,000)
MEMBER'S EQUITY - END OF YEAR	$	64,848

The accompanying notes are an integral part of these financial statements.

TRANS WORLD SECURITIES LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	123,976
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		123
Unrealized gain		(11,547)
(Increase) decrease in:		
Commission receivable		7,418
Prepaid expenses		57
Increase in:		
Accrued expenses		(1,475)
NET CASH PROVIDED BY OPERATING ACTIVITIES		118,552
CASH FLOWS FROM FINANCING ACTIVITIES		
Member's distributions		(79,000)
NET CASH USED BY FINANCING ACTIVITIES		(79,000)
NET DECREASE IN CASH		39,552
CASH BALANCE - BEGINNING OF YEAR		11,524
CASH BALANCE - END OF YEAR	$	51,076
SUPPLEMENTAL DISCLOSURES		
Interest paid	$	-
Taxes paid	$	-

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Trans World Securities LLC is registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Company's business consists of the distribution of mutual funds (application only) and/or selling variable life insurance or annuities. The Company is a New York (U.S.A.) limited liability company formed on August 3, 1998. The business is located in Cicero, New York (U.S.A.). The Company is registered with the states of New York and Florida.

Income Taxes

The Company is treated as a sole proprietorship for federal income tax purposes. Consequently, all tax effects of the Company's income or loss are passed through to the member individually.

Basis of Accounting

Assets, liabilities, revenues and expenses are recognized on the accrual basis of accounting for financial reporting and income tax purposes.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Securities Transactions

Securities transactions and related commission revenue and expenses are recorded on a settlement date basis, generally the third business day following the transaction date.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Allowance for Doubtful Accounts

Bad debts are recorded on the reserve method. Management has determined that no reserve was necessary at year end as all accounts are considered collectible.

NOTE 1 – (CONTINUED)

Use of Estimates in the Preparation of Financial Statements

Management of the Company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

Fixed Assets

Fixed assets are stated at cost.

Advertising

The Company expenses advertising costs as incurred. There were no advertising expenses for the year ended December 31, 2007.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Due to this requirement, member's capital could, under certain circumstances, be restricted as to withdrawals. At December 31, 2007, the Company had net capital of $46,875 which was $41,875 in excess of its required net capital of $5,000 for 2007. The Company's net capital ratio was 0.09 to 1 at December 31, 2007.

NOTE 3 – DEPRECIATION

Depreciation of fixed assets is provided primarily under the straight-line and accelerated methods with estimated useful lives as shown below.

	Accumulated Depreciation 12/31/07	Lives
Furniture and equipment	$ 5,922	3-7 years
Total	$ 5,922	

Depreciation expense for the year ended December 31, 2007 amounted to $123.

NOTE 4 – EXPENSES AGREEMENT

The Company has entered into an expense agreement with an affiliated organization as part of its business plan. The affiliate will pay the following expenses on behalf of Trans World Securities LLC: rent, salaries, telephone, equipment, office supplies, travel and entertainment, furnishings, postage and messengers, leasehold improvements, mail and subscriptions, legal, accounting and consulting fees. The Company will not be required to reimburse the affiliate for said expenses.

NOTE 5 – SECURITIES OWNED

The cost and fair value of equity securities as of December 31, 2007 were as follows:

2007	Cost	Fair Value
Corporate Stock	$ 3,300	$ 14,847

TRANS WORLD SECURITIES LLC

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE
ACT OF 1934
As of December 31, 2007

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

TRANS WORLD SECURITIES LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2007

NET CAPITAL
    Total member's equity qualified for net capital $ 64,848

        Total capital

Deductions and/or charges:
    Non-allowable assets:

Commissions receivable	$ 1,938	
Securities owned, non-marketable, at fair value	14,847	
Prepaid expenses	1,188	17,973
Net capital before haircuts on securities positions		46,875

Haircuts on options [computed pursuant to rule 15c3-1(f)]   --

        NET CAPITAL $ 46,875

AGGREGATE INDEBTEDNESS
    Items included in statement of financial condition:
        Other accounts payable and accrued expenses $ 4,200

        TOTAL AGGREGATE INDEBTEDNESS $ 4,200

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
    Total minimum net capital required at 6 2/3% of aggregate indebtedness $ 2,800

Statutory requirement $ 5,000

Excess net capital $ 41,875

Excess net capital at 1,500% $ 44,075

Excess net capital at 1,000% $ 46,455

Ratio: Aggregate indebtedness to net capital   0.09 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2007)

Net capital, as reported in Company's Part II (unaudited) FOCUS report $ 46,876

    Rounding   (1)

    NET CAPITAL PER ABOVE $ 46,875

If an exemption from Rule SEC Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

    A. (k) (1)--Limited business (mutual funds and/or variable annuities only)

REPORT ON ANY MATERIAL INADEQUACIES
As of December 31, 2007

No material inadequacies existed or were found to have existed since the date of inception.



Grimaldi & Nelkin

CERTIFIED PUBLIC ACCOUNTANTS, PLLC

**REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5
FOR A BROKER-DEALER CLAIMING AN
EXEMPTION FROM SEC RULE 15C3-3**

Board of Directors of
Trans World Securities LLC
Cicero, New York

In planning and performing our audit of the financial statements and supplemental schedules of **TRANS WORLD SECURITIES LLC** (the Company), for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

12

Members of: ■ American Institute of Certified Public Accountants ■ NYS Society of Certified Public Accountants ■ AICPA Private Companies Practice Section

e

ENTERPRISE NETWORK
WORLDWIDE

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting. A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grimaldi & Nelkin

GRIMALDI & NELKIN
CERTIFIED PUBLIC ACCOUNTANTS, P.L.L.C.
February 14, 2008

